Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Armada Hoffler Properties, Inc. for the registration of common stock, preferred stock, depositary shares, warrants, and rights, and to the incorporation by reference therein of our reports dated February 24, 2020, with respect to the consolidated financial statements of Armada Hoffler Properties, Inc. and the effectiveness of internal control over financial reporting of Armada Hoffler Properties, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Tysons, Virginia
March 6, 2020